Exhibit 4.b

FIRST AMENDMENT TO AGREEMENT OF

LIMITED PARTNERSHIP OF BOSTON CAPITAL TAX CREDIT FUND IV L.P.

This First Amendment to Agreement of Limited Partnership of Boston Capital Tax Credit Fund IV L.P. (the "Partnership") is entered into effective as of January 1, 2003 (the "Effective Date") by and between Boston Capital Associates IV L.P. as General Partner (the "General Partner"), BCTC IV Assignor Corp. as Assignor Limited Partner (the Assignor Limited Partner") and those persons who are limited partners of the Partnership (the "Limited Partners").

WHEREAS, the Partnership is a limited partnership organized under the laws of the State of Delaware pursuant to a Certificate of Limited Partnership filed with the Delaware Secretary of State on October 5, 1993; and

WHEREAS, the Partnership is presently governed by an Agreement of Limited Partnership dated as of December 16, 1993 (the "Partnership Agreement") by and between the General Partner, the Assignor Limited Partner and the Limited Partners; and

WHEREAS, the Partnership is divided into separate series identified on the Partnerships records as Series 20 through Series 46 which are accounted for separately under the terms of Section 4.07 and Section 12.11 of the Partnership Agreement; and

WHEREAS, Section 12.02(b) of the Partnership Agreement authorizes the General Partner, without the Consent of the Limited Partners (or the Assignees) to make certain amendments to the Partnership Agreement surrendering any of the General Partner's rights, provided that such amendments are for the benefit of, and are not adverse to the interest of, the Limited Partners; and

WHEREAS, Section 4.0l(a) of the Partnership Agreement provides that, after payment of certain fees and other expenses, the Profits, Credits and Losses and all Cash Available for Distribution of the Partnership shall be allocated and/or distributed 99% to the Assignees and Limited Partners as a group and 1% to the General Partner; and

WHEREAS, the Partners desire to modify the allocation of Profits, Credits and Losses and the Distribution of all Cash Available for Distribution between the General Partner and the Assignees and Limited Partners as a group with respect to Series 43, Series 44, Series 45 and Series 46;

NOW, THEREFORE, the Partners hereby agree that the Partnership Agreement is hereby amended as of the Effective Date as follows:

1.       The second sentence of Section 4.0l (a) of the Partnership Agreement is hereby amended by changing the reference therein from "99%" to "99.99%" and the reference therein from "1%" to ".01%".

2.       In all other respects, the Partnership Agreement as in effect prior to the date of this Amendment is hereby ratified and confirmed.

3.    Capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Partnership Agreement.

IN WITNESS WHEREOF, the General Partner has executed this First Amendment to Agreement of Limited Partnership in accordance with its authority under Section 12.02(b) of the Partnership Agreement this 1st day of January, 2003.

GENERAL PARTNER:

BOSTON CAPITAL ASSOCIATES IV L.P.,
Its general partner

By:	BCA Associates Limited Partnership, its General Partner

By:	C&M Management, Inc., its General Partner

/s/ John P, Manning

Name: John P. Manning
Title: President